Member FDIC. © 2025 United Community Bank | ucbi.com Merger News: Key transaction milestone dates*: • Q2: Legal close • July 14, 2025: Conversion *subject to regulatory approval A special inbox has been set up for our ANB team members for questions or information: UnitedTogether_Questions@ucbi.com FAQs: The FAQs starting on page 3 of this document are to help you understand next steps for you and your customers as we continue the transition and move toward legal close and conversion. Human Resources: Our HR Department has provided a time off preview on the following page to help you understand more about vacation, sick time, our ‘holiyay,’ and more! At the end of each quarter, United holds an all-employee call after each earnings report is released. In the call, CEO Lynn Harton and other members of the executive team provide updates and hand out awards. Lynn also gives shoutouts to some of our ‘U-Rock’ recipients – which is a way teammates can thank and encourage each other! For latest earnings press release: https://ir.ucbi.com/news-releases/news- release-details/united-community-banks-inc- reports-fourth-quarter-and-full-year To see the recent work done by our Together for Good Council in honor of Martin Luther King Jr. Day, see press release go to: https://www.ucbi.com/news- and-press-releases/press-release-archive/mlk- day-2025 United Together United’s Culture: Who We Are Filed by United Community Banks, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: ANB Holdings, Inc. Commission File No.: 001-35095 Date: January 24, 2025 Set forth below is an internal newsletter to employees of ANB Holdings, Inc. regarding the proposed merger of ANB Holdings, Inc., with and into United Community Banks, Inc.

Member FDIC. © 2025 United Community Bank | ucbi.com United Together

OVERVIEW United Community Bank and American National Bank to join forces. On December 2, 2024, United Community Bank (“United Community”) and American National Bank (“ANB”), a wholly-owned subsidiary of ANB Holdings, Inc., announced our intent to join forces to expand our shared commitment of helping clients in South Florida realize their financial goals, expand their businesses, and plan for their futures. The combined bank will continue to provide ANB clients with the exceptional customer service you know and trust while offering you greater account support, an expanded suite of products and services including trust and wealth management solutions, and the critical technology you need to make life easier. You can rest assured that the culture and values that made you choose ANB as your bank are shared by United Community and will continue to be part of your banking experience. In short, you will have all the great things you love about your bank....and more! As a valued ANB client, we understand you will have questions, and we are committed to keeping you informed with clear and frequent updates throughout the transition process. At this time, there is nothing you need to do. Your banking needs will continue to be met by the same great team you know and trust! We will continue to update you through a variety of direct communications and public announcements as more information becomes available. We are very excited to bring you a new and improved banking experience and remain committed to serving you! Should you have additional questions at this time, please do not hesitate to contact your local ANB team. Updated 12.02.2024

SUMMARY The merger is subject to normal and customary approvals by shareholders and banking regulators. Additional information will be provided as the dates are confirmed; however, we are currently anticipating the merger to be completed in the 2nd quarter of 2025. Below is a summary of basic information related to this transition: About United Community Bank United Community Banks, Inc. (NYSE: UCB) is the financial holding company for United Community, a top 100 U.S. financial institution that is committed to improving the financial health and well-being of its customers and the communities it serves. United Community provides a full range of banking, wealth management, and mortgage services. As of September 30, 2024, United Community Banks, Inc. had $27.4 billion in assets, 202 offices across Florida, Alabama, Georgia, North Carolina, South Carolina, and Tennessee, as well as a national SBA lending franchise and a national equipment lending subsidiary. In 2024, United Community became a 10-time winner of J.D. Power’s award for the best customer satisfaction among consumer banks in the Southeast region and was recognized as the most trusted bank in the Southeast. In 2024, United was named by American Banker as one of the “Best Banks to Work For” for the 8th consecutive year and was recognized in the Greenwich Excellence and Best Brands Awards, receiving 15 awards that included national honors for overall satisfaction in small business banking and middle market banking. Forbes has also consistently listed United Community as one of the World’s Best Banks and one of America’s Best Banks. Additional information about United can be found at www.ucbi.com. About American National Bank American National Bank, Broward County’s oldest community bank, is a full-service bank with one branch located in Oakland Park, Florida. American National Bank has been family owned and operated for over 38 years. With strong capital levels and a consistent 5-Star “Superior” Rating by Bauer, American National Bank serves the tri-county area of Miami-Dade, Broward, and Palm Beach with an experienced team of professionals focused on developing meaningful, long-term relationships with clients. The Bank was recognized as a “Top Women-Led Business in Florida” for the ]0th consecutive year in 2024 and is consistently recognized for its commitment and generosity in giving back to the community. Additional information about the Bank can be found at www.americannationalbank.com. Updated 12.02.2024

FREQUENTLY ASKED QUESTIONS (FAQs) 1. Who is United Community? Since 1950, United Community has provided best in class service to our clients as the foundation of every relationship. Known as “The Bank That SERVICE Built®,” we are committed to improving lives in the communities we serve. We strive to provide valuable, convenient, and innovative products and services with the attentive service you deserve. 2. How will the merger impact me? There will be no immediate effects for any ANB clients. You should continue to conduct your banking as you normally do, and you will continue to experience the same great service from the local team you know and trust even after the merger is completed. 3. Where can I find additional information? ANB and United Community issued a joint announcement on December 2, 2024, that includes some initial details and is available at www.americannationalbank.com and at ir.ucbi.com. We will continue to update you through a variety of direct communications and public announcements as more information becomes available. You are also welcome to call us with any questions. 4. Why are ANB and United Community joining forces? ANB and United Community are combining to be able to provide more services to ANB clients, while maintaining the culture of service that you have come to love. ANB has always focused on building relationships, making banking easier, and doing the right thing no matter what. We believe United Community shares these same values and is an exceptional fit for our clients. Both banks have client-centric community banking philosophies that, when combined, will provide the stability, continuity, and tools of a larger institution. 5. When will ANB begin its transition into United? On December 2, 2024, ANB announced the intention to become a part of United Community. This transition is still subject to all approvals from banking regulators and the ANB Holdings, Inc. shareholders. The merger is expected to be completed in the 2nd quarter of 2025. Updated 12.02.2024

6. Will my accounts still be FDIC insured? If you do not have any pre-existing accounts with United Community, then there will be no change to your FDIC insurance coverage. If you do have accounts at both United and ANB, the FDIC provides continuing separate insurance coverage for at least 6 months following the anticipated merger in the 2nd quarter of 2025. Your local ANB team is available to help you understand your coverage. 7. Will you continue to operate under the American National Bank name? Initially yes; however, ANB will eventually begin operating under the United Community name, with a full transition anticipated in the 3rd quarter of 2025. Our teams will work to make this transition as seamless as possible and remain committed to giving you a positive experience every step of the way. 8. Do I need to do anything right now with my accounts? No, at this time there are no actions that need to be taken. You should continue to conduct your banking as you normally do. We will notify you in advance if any action is needed. 9. Will I be notified of important changes impacting my accounts, including Online and Mobile Banking? Yes, the ANB and United Community teams are dedicated to you, our client, and we will communicate frequently throughout this transition. Any account, online, and/or mobile banking changes that may impact you will be communicated well in advance. 10. Who do I contact if I have questions about my accounts today or concerns going forward? If you have any questions and/or concerns, you should contact your local ANB team. Our teams will be working closely together, and your local ANB team will continue to be your trusted resource, both now and after the merger is completed. 11. Will the ANB branch remain open? Yes! You will continue to enjoy the same convenience and service from the local team of bankers you know and trust, at our 4301 N. Federal Highway location, even after the merger. Updated 12.02.2024

12. Does United Community currently have banking offices in the South Florida area? Yes. United Community has 8 banking centers from Stuart to Miami. With the ANB merger, you will have access to 9 banking centers in South Florida, including 2 in Broward County, 3 in Miami-Dade County, 3 in Palm Beach County, and 1 in Stuart, Florida. 13. What do you want us to know about this merger? ANB has an exceptional reputation in the South Florida market for its commitment to its clients, employees, and community. Our guiding philosophy is that we value relationships over transactions, and we value our people because they are critical to our success. We believe that United Community shares these same values and culture of excellence. We are focused on operating a high-performance, financially sound bank, a principle United Community also shares. You will continue to have the same local team of professionals in your corner, but now we will be on more corners with an expanded South Florida footprint. Additionally, you will have access to a greater suite of services, products, and technology to help make banking easier. We genuinely believe this is an exciting new era for our clients and look forward to enhancing your banking experience! We understand you may have additional questions related to this transition. Please know that we understand change can be stressful, and we are here for you every step of the way! ANB and United Community are currently preparing a comprehensive transition plan that will address these questions and much more. We will continue to update you regularly as this transition progresses. Updated 12.02.2024

Member FDIC. © 2025 United Community Bank | ucbi.com IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS In connection with the Merger, United will file with the SEC a registration statement on Form S-4 that will include a proxy statement of ANB Holdings to be sent to ANB Holdings’ shareholders seeking their approval of the Merger Agreement. The registration statement also will contain the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF ANB HOLDINGS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, ANB HOLDINGS AND THE MERGER. The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com or from ANB Holdings at www.americannationalbank.com Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., 200 East Camperdown Way, Greenville, South Carolina 29601, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or ANB Holdings, Inc., 4301 North Federal Highway, Oakland Park, Florida 33308, Attn: Ginger Martin, Telephone: (954) 267-8108. PARTICIPANTS IN THE TRANSACTION United, ANB Holdings and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from ANB Holdings’ shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings “Director Compensation,” “Director Independence,” “Executive Compensation,” and “Security Ownership” in United’s definitive proxy statement in connection with its 2024 annual meeting of shareholders, as filed with the SEC on April 2, 2024 (available at: https://www.sec.gov/Archives/edgar/data/857855/000110465924042444/tm248368d7_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United’s definitive proxy statement in connection with its 2024 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form- cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC%2520(UCB%252C%2520UCB- PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of ANB Holdings and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described above.